UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                            to

Commission File Number:  001-07925

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kyocera Mita America, Inc. Savings and Investment Plan

C/o Kyocera Mita America, Inc.

225 Sand Road

Fairfield, NJ 07004

B:           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kyocera Corporation
6, Takeda, Tobadono-cho
Fushimi-ku
Kyoto, Japan 612-8501

KYOCERA MITA AMERICA, INC.

SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005

(with supplementary information)

KYOCERA MITA AMERICA, INC.

SAVINGS AND INVESTMENT PLAN

*         Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Kyocera Mita America, Inc. Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Kyocera Mita America, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Kyocera Mita America, Inc. Savings and Investment Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ EISNER LLP
EISNER LLP

New York, New York

July 27, 2007

KYOCERA MITA AMERICA, INC.

SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005

ASSETS
Investments,
At fair value:
Registered investment companies	$30,823,836	$26,045,265
Common stock	1,615,733	1,202,322
Participant loans	1,320,161	1,430,876

	33,759,730	28,678,463
At fair value:
Stable value common trust fund (Note C)	6,272,380	5,193,561

Total investments	40,032,110	33,872,024

Receivables:
Employer contribution	816,434	614,474

Net assets available for benefits at fair value	40,848,544	34,486,498

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	53,584	43,759

Net assets available for benefits	$40,902,128	$34,530,257

See notes to financial statements

KYOCERA MITA AMERICA, INC.

SAVINGS AND INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions to net assets:
Investment income:
Net appreciation in fair value of investments and net gain on sale of investments	$3,035,942
Interest on loans to participants	91,328
Dividends	1,659,328

4,786,598

Contributions:
Employer, net of forfeitures	1,680,861
Participants	2,643,037
Rollover	263,418

4,587,316

Total additions	9,373,914

Deductions from net assets:
Benefits paid to participants (including Plan loan payoffs of $188,410)	(2,995,047)
Administrative expenses	(6,996)

Total deductions	(3,002,043)

Net increase	6,371,871

Net assets available for benefits:
Beginning of year	34,530,257

End of year	$40,902,128

See notes to financial statements

KYOCERA MITA AMERICA, INC.

SAVINGS AND INVESTMENT PLAN

Notes To Financial Statements

December 31, 2006 And 2005

NOTE A - DESCRIPTION OF THE PLAN

The following description of Kyocera Mita America, Inc. Savings and Investment Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

[1]                   General information:

The Plan was established on December 1, 1982. It is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan covers all eligible employees of Kyocera Mita America, Inc. (“KMA”), Kyocera Mita South Carolina, Inc. and Kyocera Technology Development, Inc. (collectively, the “Company”).  The Plan is administered by a committee appointed by the Board of Directors (the “Committee”) of KMA.

[2]                   Eligibility for participation:

Each employee who was a participant of the Mita Copystar America, Inc. Employees’ Retirement Plan, a terminated plan, on December 1, 1982 became a participant of the Plan as of December 1, 1982.  All other employees of the Company become eligible on the first day of their employment.  Enrollment to the Plan will commence on the first day of the payroll period coinciding with or following the date of employment.  An employee is not eligible if the individual is a leased employee, employee from Kyocera Mita Corp. on temporary assignment in the US, employed as an intern or work study program or all employees aggregated under section 414(b), 414(c) or 414(m) of the Internal Revenue Code (the “Code”) other than the employees of Kyocera Technology Development, Inc. and Kyocera Mita South Carolina, Inc.

[3]                   Contributions:

Each participant may elect to contribute from 1 to 25 percent, of his or her compensation, as defined on a pretax basis and subject to certain limitations as provided in the Code.  Employee contributions exceeding certain defined limitations will be refunded.

The Company contributes on behalf of each participant an amount equal to 100 percent of the participant’s contribution to a maximum of up 3 percent of the participant’s compensation, as defined (“Matching Contribution”).  The Company may make additional discretionary contributions on behalf of each participant (“Discretionary Profit Sharing”).  During the year ended December 31, 2006, the Matching Contribution and Discretionary Profit Sharing were $969,988 (net of forfeitures of $108,443) and $710,873 respectively.

[4]                   Vesting:

In the event that a participant terminates employment such participant shall have a nonforfeitable interest in the value of his or her contribution and the Company’s Discretionary Profit Sharing.  Vesting in the Company’s Matching Contribution portion of their accounts is based on years of continuous service as follows:

Percentage
Year of Services	Vested

1 year	0%
2 years	25%
3 years	50%
4 years	75%
5 years	100%

After 5 years of service, the participants are fully vested for all future matching contributions.

A participant is fully vested in all of the Company contributions if he or she is eligible for early or normal retirement, upon death or disability prior to termination of employment.

[5]                   Forfeitures:

Forfeitures of employer Matching Contributions are used to reduce the employer’s Matching Contribution.  Forfeitures of Matching Contributions occur when the participants vested account balances are distributed or after five consecutive breaks in service, if earlier.  For the Plan year ended December 31, 2006, the forfeited employer’s contribution including earnings on such forfeitures amounted to $121,644.  During 2006, $108,443 of cumulative forfeitures was used to offset the employer’s contribution. The amounts of unused forfeitures available to reduce future Matching Contributions is $64,685 at December 31, 2006.

[6]                   Payment for benefits:

While employed, a participant may be entitled to withdraw up to 100 percent of his or her contributions if he or she meets one of the following criteria:

(a)            he or she has attained age 59½ or

(b)           he or she is in immediate and heavy financial needs, as defined.

The Committee has power to approve such withdrawals. The amount of withdrawals for heavy financial needs cannot exceed the cost of meeting such needs.

[7]                   Participant loans:

Participants may borrow from their fund accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance on the date the loan is granted.  There is a one-time loan-processing fee of $50, which is charged directly to the participant at the time of the loan.

Loan terms range up to five years or reasonable time period that may exceed five years for the purchase of the participant’s principal place of residence.  Repayment is made through payroll deduction.  The loans bear interest at the prime rate plus 1% per annum.

Failure to make any installment payment when due in accordance with the terms of the loan results in a deemed distribution to the participant or beneficiary for tax purposes of the entire outstanding loan balance at the time of such failure.

Participant loans are valued at their outstanding balances, which approximate fair value.

[8]                   Investment options:

Effective April 1, 2005, the Plan administrator appointed T. Rowe Price Trust Company (“TRP”) as the Plan’s trustee and terminated Union Bank of California  (“UBOC”).  All investments held at UBOC were liquidated with the exception of common stock of Kyocera Corporation and the resulting cash was transferred to TRP. The participants are allowed to direct their contributions in the following funds and stocks:

T. Rowe Price Stable Value Common Trust Fund

This fund invests primarily in a diversified portfolio of Guaranteed Investment Contracts (“GICs”), Bank Investment Contracts (“BICs”) and Synthetic Investment Contracts (“SICs”), including underlying fixed income securities supporting SICs, for which T. Rowe Price Associates, Inc. may serve as investment adviser.

T. Rowe Price Equity Income Fund

This fund seeks to provide high current income and long-term capital appreciation by investing primarily in dividend- paying common stocks with favorable prospects for capital appreciation.

T. Rowe Price Balanced Fund

The objective of this fund is to provide current income, capital appreciation, and preservation of capital by investing in a diversified portfolio of common stocks, fixed- income securities.

T. Rowe Price Equity Index 500 Fund

This fund seeks to replicate as closely as possible the total return performance of Standard & Poor’s 500 index.

T. Rowe Price Growth Stock Fund

The goal of this fund is primarily to provide long-term capital growth and, secondarily, to increase future income through investments in common stocks of well- established companies with the potential to achieve above- average earnings and income growth.

T. Rowe Price Mid-Cap Value Fund

This fund seeks to achieve long-term growth of capital by investing primarily in the common stocks of medium-sizes companies that appear to be undervalued.

T. Rowe Price Small-Cap Value Fund

The objective of this fund is long-term growth of capital through investments in small capitalization stocks with attractive prospects for capital appreciation that are believed to be undervalued.

T. Rowe Price Global Technology Fund

The objective of this fund is long-term capital growth by investing throughout the world in common stocks that are expected to generate a majority of the revenue from the development, advancement and use of technology.

T. Rowe Price Latin America Fund

The Latin America Fund seeks long-term capital appreciation by investing primarily in common stocks of large and small companies in Latin America.  The fund is intended for more aggressive, long-term investors who can accept the price volatility inherent in common stock investing, as well as risks unique to international investing, such as changes in currency exchange values.

T. Rowe Price Global Stock Fund

The Global Stock Fund seeks long-term growth of capital through investment primarily in the common stocks of well established-companies in a variety of industries in developed, newly industrialized, and emerging markets throughout the world including the U.S.  This fund is subject to the unique risks of international investing, including currency fluctuation, although less so than an all international fund. The fund is intended for long-term investors who can accept the risks inherent in common stock investing, as well as risks unique to international investing such as changes in currency values.

T. Rowe Price Emerging Europe & Mediterranean

The Emerging Europe & Mediterranean Fund seeks long-term growth of capital by investing primarily in common stocks of companies operating in emerging markets in Europe and the Mediterranean region.  The fund is intended for aggressive investors who can accept the price volatility inherent in common stock investing and the risks unique to international investing, such as changes in currency values, emerging markets, limited geographic focus, and political and economic uncertainty.

T. Rowe Price Retirement Income Fund

This fund seeks the highest total return over time consistent with an emphasis on both capital growth and income by investing in a diversified portfolio of about 40% stocks and 60% bonds.

T. Rowe Price Retirement 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045 Funds

These funds seek the highest total return over time with emphasis on both capital growth and income by systematically shifting the asset allocation from stocks to bonds over time as the target retirement year approaches.

PIMCO Total Return Fund Administrative Class

The PIMCO Total Return Admin is an intermediate- term bond fund with average durations between 3.5 to 6 years.

Columbia Acorn Fund Z

This fund focuses on faster- growing small and medium-sized companies with market-capitalization of less than 2 billion at the time of purchase.

Templeton Growth Fund A

This fund generally invests in common stocks, but it maintains a flexible investment policy that allows it to invest in all types of securities with up to 25% of its assets in debt securities of companies and governments anywhere in the world.

Artisan Mid Cap Fund

This fund seeks long-term capital growth through investment in mid-sized companies within the range of the S & P MidCap 400 index.

Third Avenue Real Estate Value Fund

This fund seeks long-term capital appreciation by investing 80% of its assets in the equity and debt securities of the real estate industry.

Janus Twenty Fund

This fund primarily invests in equity securities with growth potential with up to 35% of assets in high yield bonds and without limit in foreign equity and debt securities.  It normally invests in a core group of 20-30 common stocks.

[9]                   Amendment and termination:

The provisions of the Plan may be amended at any time by the Committee, provided, however, that no part of the funds of the Plan shall be used for or diverted to purposes other than the exclusive benefit of the participants and their beneficiaries.  Further, no such amendment or modifications shall impair the rights of the participants already vested.

The Company expects to continue the Plan indefinitely, but reserves the right to terminate the Plan at anytime.  In the event of termination, the interest of each participant shall be fully vested and nonforfeitable.  In case of termination, each account is distributed to or on behalf of the participant or beneficiary under one or more of the following methods:

(a)            A lump sum or installment payment

(b)           Transfer to any other qualified trust.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]                   Basis of accounting:

The financial statements of the Plan are prepared under the accrual method of accounting.

[2]                   Investments valuation and income recognition:

The Plan’s investments are stated at fair value except stable value fund, quoted market prices are used to value common stock. Mutual funds are valued at net asset value.  The Plan’s investments in common trust represent shares in a stable value fund which are valued at the net asset value of the fund at year end. The stable value fund invests substantially all of its assets in investment contracts that are fully benefit-responsive investment contracts which are valued at contract value (Note C).

Investment transactions are accounted for on the trade date.  Dividend income is recorded on the ex-dividend date, and interest income is recorded on the accrual basis.

The net change in investment value includes the Plan’s proportionate share of interest, dividends, results of realized gains and losses, as determined on a moving average-cost basis, and unrealized appreciation or depreciation on the underlying investments which comprise the various investment options.

[3]                   Net change in fair value of investments

The Plan presents in the statement of changes in net assets available for benefits the net change in fair value of investments which consists of realized gains/losses on securities sold during the year and net appreciation/depreciation on investments held as of the end of the year.

[4]                   Payment of benefits:

Benefits are recorded when paid.

[5]                   Risks and uncertainties:

The Plan provides for various investment options in various combinations of investment securities, including underlying equity and fixed-income securities. Investment securities are exposed to various risks, such as market and credit risk.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

[6]                   Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

NOTE C - INVESTMENTS

The following presents investments that represent five percent or more of the Plan’s net assets as of December 31, 2006 and 2005:

Investments	2006	2005
TRP Stable Value Common Trust Fund	$6,325,964	$5,237,320
TRP Growth Stock Fund	6,731,010	6,489,384
TRP Equity Index 500 Fund	3,866,714	3,493,791

During 2006, the Plan’s investments (including gains and losses on investment bought and sold, as well as held during the year) appreciated as follows:

Registered investment companies	$2,716,419
Common stock - Kyocera Corporation	319,523

$3,035,942

A portion of the Plan’s investments are in the T. Rowe Price Stable Value Common Trust Fund (the “Fund”) created, managed, and maintained by T. Rowe Price.  Each investee in the Fund has an undivided interest in its underlying assets.  As of December 31, 2006, the Plan’s interest relative to the underlying assets of the Fund was approximately 0.084%.

The Fund is invested in guaranteed investment contracts (“GIC”) issued by insurance companies and banks, synthetic investment contracts issued by banks, insurance companies and other issuers.  These instruments are intended to maintain a constant net asset value while permitting participant-initiated benefit responsive withdrawals for certain events.  Under Financial Accounting Standards Board Staff Position FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Audit Guide and Defined-Contribution, Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The fair value of GIC is generally determined by discounting the scheduled future payments required under the contract using an interpolated market rate for contracts with maturities comparable to the average remaining life of the contract being valued.  Fair value reflects interest accrued on the contract, assuming the contract is held to maturity and, therefore, not subject to any adjustments that could be assessed by the issuer for certain types of withdrawals or early surrender by the trust.  The fair value of wrap contracts reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost, based on issuer quotes.

The following tables present the value of the investment and net change in the fair value of the Fund as of December 31, 2006 and 2005 and for the year ended December 31, 2006:

Statements of Assets and Liabilities

(in thousands except units and per-unit value)

	December 31,
	2006	2005
Assets
Investments (at fair value) including accrued interest receivable of $35,885 and dividends receivable of $1,834 and net of wrap and custody fee payable of $1,020	$7,422,985	$7,008,170
Wrap contracts (at fair value)	0	0
Receivable for units issued	828,902	116,951

Total assets	8,251,887	7,125,121

Liabilities
Payable for units redeemed	810,748	97,712

Net assets at fair value	7,441,139	7,027,409

Adjustment from fair value to contract value for fully benefit responsive investments contracts	63,791	59,134

Net assets	$7,504,930	$7,086,543

Net asset value per unit	$1.00	$1.00

Statement of Operations and Changes in Net Assets

(in thousands)

Year Ended December 31, 2006
Increase in net assets
Investment income	$336,691

Distribution to unit holders
Net investment income	(336,691)

Unit transactions:
Units issued	3,949,595
Distributions reinvested	336,691
Units redeemed	(3,867,899)

Increase in net assets from unit transactions	418,387

Net assets
Increase during period	418,387
Beginning of period	7,086,543

End of period	$7,504,930

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  Actual weighted average interest crediting rate (contract value yield) was 4.81% for the year ended December 31, 2006.

NOTE D - TAX STATUS

The Plan had received a determination letter from the Internal Revenue Service (“IRS”) dated August 28, 1992 stating that the Plan was qualified under Section 401(a) of the Code and, therefore, the related trust was exempt from taxation.

Effective January 1, 2006, the Plan adopted the prototype defined contribution plan of Accudraft Inc. an interim plan.  An interim plan is a defined contribution pre-approved plan that has not received approval from the IRS or an advisory letter and was put into effect after December 31, 2001.  Accudraft has filed an application with the IRS for the approval of the plan.  Therefore, the prototype plan and the related adoption agreement are intended to be a qualified retirement plan under the code provision 401(a) and 501(a).  However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE E - RELATED PARTY TRANSACTIONS

At December 31, 2006 and 2005, the Plan had investments in the common stock of Kyocera Corporation, the Company’s ultimate Parent, at fair value of $1,615,733 and $1,202,322 respectively.

NOTE F - RECONCILIATION BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits:

	December 31,
	2006	2005

Net assets available for benefits per financial statements	$40,902,128	$34,530,257

Less: Adjustment from contract value to fair value for fully benefit responsive investment contracts	53,584	43,759

Net assets available for benefits per Form 5500	$40,848,544	$34,486,498

The following is a reconciliation of stable value common trust fund:

	December 31,
	2006	2005

Stable value common trust fund at contract value per financial statements	$6,325,964	$5,237,320

Less: Adjustment from contract value to fair value for fully benefit responsive investment contracts	53,584	43,759

Stable value common trust fund at fair value per Form 5500	$6,272,380	$5,193,561

The following is a reconciliation of investment income

Year Ended
December 31
2006

Investment income per financial statements	$4,786,598

Less: Adjustment from contract value to fair value for fully benefit responsive investment contracts	53,584

Investment income per Form 5500	$4,733,014

SUPPLEMENTARY INFORMATION

Form 5500 - Schedule H, Part IV, Item 4i - Schedule of Assets Held for Investment Purposes

Identity of Issuer	Description of Investment	Current Value

T. Rowe Price	Stable Value Common Trust Fund at	$6,325,964
	contact value
	Equity Income Fund	1,877,499
	Balanced Fund	1,545,222
	Equity Index 500 Fund	3,866,714
	Growth Stock Fund	6,731,010
	Mid Cap Value Fund	1,898,666
	Small-Cap Value Fund	1,352,087
	Global Technology Fund	800,007
	Latin America Fund	348,157
	Global Stock Fund	1,207,067
	Emerging Europe & Mediterranean	360,968
	Retirement Income Fund	26,518
	Retirement 2005 Fund	21,936
	Retirement 2010 Fund	417,185
	Retirement 2015 Fund	485,601
	Retirement 2020 Fund	639,627
	Retirement 2025 Fund	416,551
	Retirement 2030 Fund	292,807
	Retirement 2035 Fund	171,858
	Retirement 2040 Fund	209,831
	Retirement 2045 Fund	43,205

		29,038,480

Pacific Investment Management Company	PIMCO Total Return Fund, Admin	1,595,874

Columbia Wanger Asset Management LLP	Columbia Acorn Fund Z	1,515,338

Franklin Templeton Investments Corp	Templeton Growth Fund, A	1,963,625

Artisan Partners Limited Partnership	Artisan Mid Cap Fund	1,888,184

Third Avenue Management LLC	Third Avenue Real Estate Value Fund	1,018,328

Janus Capital Corporation	Janus Twenty Fund	129,971

Kyocera Corporation*	Common stock	1,615,733

Participant’s loan*	Interest rate – Prime plus 1% at inception	1,320,161

		$40,085,694

* Party-in-interest transactions

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kyocera Mita America, Inc.
Savings and Investment Plan

Date: July 31, 2007	By:	/s/ Nicholas Maimone
	Name:	Nicholas Maimone
	Title:	CFO

INDEX OF EXHIBITS

Exhibit No.	Description	Reference

23.1	Consent of Eisner LLP	Filed herewith